EXHIBIT 12.1

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)
(Millions of Dollars)

	Three Months Ended March 31	
	2004	2003
FIXED CHARGES		
Interest expense	$ 15.9	$ 22.8
Portion of rentals deemed interest	.3	.3
TOTAL FIXED CHARGES	$ 16.2	$ 23.1
EARNINGS		
Income before income taxes	$ 24.4	$ 17.0
Fixed charges	16.2	23.1
EARNINGS AS DEFINED	$ 40.6	$ 40.1
RATIO OF EARNINGS TO FIXED CHARGES	2.51X	1.74x

(1) The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12.2.